UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 24, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NII Holdings, Inc

File No. 000-32421 - CF#25180
_____

       NII Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 6, 2010.

       Based on representations by NII Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.1   through February 15, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Kathleen Krebs
                Special Counsel